Mail Stop 6010

March 14, 2007

P. Schaefer Price
President and Chief Executive Officer
Pharmasset, Inc.
303-A College Road East
Princeton, NJ 08540

> **Re:** **Pharmasset, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed March 2, 2007**
> **File No. 333-1339007**

Dear Mr. Price:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 2
Management's Discussion and Analysis of Financial Condition, page 41
Critical Accounting Policies and Estimates, page 50
Stock-Based Compensation, page 51

1.   It appears you have relied on the valuation and methodology of American Appraisal as well as the judgment and advice of investment bankers in determining the value of your stock. Please name the investment bankers. Also provide the written consent of and reference in your "Experts" section of the document the independent valuation specialist

and those investment bankers. Refer to Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.

Financial Statements
9. Stock Compensation, page F-30

2.   Please revise your disclosure to include all of the required disclosures related to your adoption of SFAS 123(R). Specifically we were unable to locate some of the disclosures required about the intrinsic values related to these options or the total fair value of shares vested. Refer to paragraphsA240(c)(2) and A240(d) of SFAS 123(R).

                                     *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tabatha Atkins at (202) 551-3658 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

                                             Sincerely,

                                             Jeffrey Riedler
                                             Assistant Director

cc: Danielle Carbone, Esq.
        Sherman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022